APPENDIX B

SCHEDULE OF TRANSACTIONS

The following table sets forth all transactions in the Common Shares during the past sixty (60) days by the Reporting Person. All such transactions were effected in the open market through brokers and the price per share excludes commissions. The Common Shares were purchased or sold in multiple transactions at prices indicated in the column Price Per Share ($). Where a price range is provided in the column Price Range ($), the price reported in that row's Price Per Share ($) column is a weighted average price. The Common Shares were purchased or sold in multiple transactions at prices between the price ranges indicated in the Price Range ($) column. The Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Common Shares purchased or sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price per Share ($)	Price Range ($)
05/27/25	(4,900)	1.3981	1.39 – 1.41
05/28/25	(4,300)	1.3894	1.38 – 1.39
05/29/25	(1,600)	1.3923	1.38 – 1.395
05/30/25	(100)	1.3600	1.36 – 1.36
06/02/25	(2,400)	1.3627	1.3436 – 1.3650
06/03/25	(3,700)	1.3504	1.335 – 1.36
06/05/25	(4,912)	1.4328	1.43 – 1.4417
06/06/25	(100)	1.5500	1.55 – 1.55
06/06/25	(27,921)	1.6128	1.56 – 1.6397
06/09/25	(22,900)	1.5381	1.46 – 1.55
06/10/25	(33,743)	1.5002	1.50 – 1.5047
06/11/25	(7,400)	1.5034	1.50 – 1.5173
06/13/25	(5,500)	1.4614	1.4545 – 1.4809
06/16/25	(13,935)	1.4718	1.47 – 1.4779
06/17/25	(6,100)	1.4758	1.47 – 1.4876
06/18/25	(641)	1.4756	1.47 – 1.4782
06/20/25	(37,686)	1.5170	1.49 – 1.5453
06/20/25	(3,739)	1.4833	1.4701 – 1.50
06/23/25	(13,537)	1.5106	1.50 – 1.5233
06/24/25	(10,153)	1.4862	1.48 – 1.495
06/25/25	(9,747)	1.4854	1.48 – 1.51
06/26/25	(6,400)	1.4802	1.48 – 1.4865
06/27/25	(900)	1.4876	1.485 – 1.4902
06/30/25	(14,124)	1.4853	1.48 – 1.49